Exhibit 12.1

Zayo Group, LLC

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year ended June 30,				Nine months ended March 31, 2012
	2008	2009	2010	2011
Calculation of Earnings
Pre-Tax Income From Continuing Operations	$(4,103)	$(11,923)	$(9,222)	$7,548	$18,192
Fixed Charges	7,678	17,117	22,396	38,211	39,338

Pre-Tax Income From Continuing Operations and Fixed Charges	$3,575	$5,194	$13,174	$45,759	$57,530

Calculation of Fixed Charges
Interest Expense	6,287	15,245	18,692	33,414	35,122
Interest Factor in Rental Expense (1)	1,391	1,872	3,704	4,797	4,216

Total Fixed Charges	$7,678	$17,117	$22,396	$38,211	$39,338

Ratio of Earnings to Fixed Charges	0.47	0.30	0.59	1.20	1.46
Deficiency	$(4,103)	$(11,923)	$(9,222)	n/a	n/a

Pro-forma adjustments:
Estimated decrease in interest expense from refinanced indebtedness				$(6,916)	$(5,252)
Total pro forma fixed charges				$31,295	$34,086
Pro forma ratio of earnings to fixed charges				1.46	1.69

[1]	The portion of total rental expense that represents the interest factor is estimated to be 12.5 percent.

Note: Because a portion of the proceeds from the offering of 8.125% senior secured first-priority notes due 2020 was used to refinance the Company’s $350.0 million senior secured note balance outstanding on July 2, 2012 (the “Previous Secured Indebtedness”) and the Company’s ratio of earnings to fixed charges would change by ten percent or more as a result of such repayment, the Company is presenting its pro forma ratio of earnings to fixed charges. The adjustments to derive the pro forma ratio are limited to the net change in interest resulting from the refinancing. As only a portion of the proceeds from the offering of 8.125% senior secured first-priority notes due 2020 was used to retire Previous Secured Indebtedness, only the related portion of the interest has been used in calculating the pro forma adjustment.

In computing the pro forma ratio, the historical ratio is adjusted by the pro forma interest expense adjustment which is calculated as follows:

(1)	add to historical fixed charges the increase in interest costs resulting from the issuance of the portion of the 8.125% senior secured first-priority notes due 2020 which were used to retire Previous Secured Indebtedness; and

(2)	deduct from historical fixed charges the decrease in interest costs resulting from the retirement of Previous Secured Indebtedness.

The pro forma ratio of earnings to fixed charges does not give pro forma effect to the Company’s recent acquisitions.